

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2014

Via E-mail
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

> **Re:** **Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 9, 2014**
> **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 42

Proved Undeveloped Reserves, page 45

1. It appears that you converted only 6.1% of your beginning of year proved undeveloped reserves (PUDs) too developed during the year ended December 31, 2013. In the prior year, you converted only 0.7% of PUDs to developed. Given your history of PUD conversion, please tell us the specific facts and circumstances that explain why you believe you will be able to convert all your PUDs to developed within five years of booking.

As part of your response, please also address whether the downward revision in your forecasted production and pace of development discussed in your first quarter 2014 earnings call on May 8, 2014 will have any impact on your PUD volumes.

2.   We further note your disclosure that "All PUD drilling locations are scheduled to be drilled prior to the end of 2018". Please revise this disclosure to state definitively whether all PUDs will be developed within five years of initial booking, or explain why they are still included in your proved reserve estimates if they are not planned to be developed within a five year timeframe.

3.   During the year ended December 31, 2013, costs incurred for the development of PUDs was $43.5 million, which resulted in the conversion of approximately 341MBOE of PUDs. This yielded a development cost of approximately $128/BOE. Per the disclosure in your standardized measure of discounted future net cash flows on page F-46, estimated future development and abandonment costs are $272.5 million for the conversion of 13,534 MBOE, yielding a development cost of approximately $20/BOE. Please tell us the specific facts and circumstances that result in future costs to convert PUDs to developed being significantly less than historical costs per BOE.

Notes to Consolidated Financial Statements, page F-8

Note 4 - Property and Equipment, page F-12

4.   The disclosure regarding your investment in Diamondback on page F-14 states that "…the Company has the right, for so long as it beneficially owns more than 10% of Diamondback's outstanding common stock, to designate one individual as a nominee to serve on Diamondback's board of directors." As of December 31, 2013, your ownership interest in Diamondback's outstanding common stock was approximately 7.2%. Given this, please tell us if the individual designated by Gulfport is still serving on Diamondback's board of directors, and what changes, if any, are expected regarding the treatment of your investment in Diamondback. Further, tell us the specific facts and circumstances that led you to conclude that you continue to exercise significant influence over the operating or financial decisions of Diamondback. See FASB ASC 323-10-15 for further guidance.

Note 17 - Contingencies, page F-33

5.   We note your disclosure indicating that due to the early stages of the Reed litigation, the outcome is uncertain and management cannot determine the amount of loss, if any, that may result, and that management has determined the possibility of loss is remote. During the quarter ended March 31, 2014 you engaged in settlement discussions with the plaintiff and concluded that an accrual of $18 million was necessary for this litigation. Please tell us the facts and circumstances that changed during the quarter ended March 31, 2014 that led you to change your view regarding the possibility of loss from remote to

probable. As part of your response, include specific dates of meetings and discussions with the plaintiff.

Note 19 - Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page F-43

Oil and Gas Reserves, page F-44

6.   We note you have not reported proved reserves and provided the supplemental information on oil and gas activities associated with your equity method investment in Grizzly. However, the discussion of the Grizzly Oil Sands projects on page 11 indicates that Grizzly has three projects in various stages of development, including regulatory approval. Please tell us the facts and circumstances that led you to conclude that you did not need to report proved reserves and provide the supplemental information associated with this investment in accordance with the guidance in FASB ASC 932-235-50.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-46

7.   We note at December 31, 2013, you reported standardized measure of discounted future net cash flows of $578 million, versus net capitalized costs of oil and gas properties of $1.7 billion on page F-43 and deferred tax liability related to oil and gas property basis difference of $72 million on page F-26. Please provide us supplementally the analysis reflecting your ceiling test policy as disclosed on page F-8 and supporting your conclusion that there was no ceiling test impairment of your oil and gas properties at December 31, 2013 as indicated on page F-12.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

8.   You stated in your Q1 earnings call that you "…currently estimate full-year 2014 production to be in the range of 37,000 to 42,000 BOEs per day. The decision to revise guidance is attributable to three key factors: Production techniques, our development strategy and potential Midstream delays…." Please tell us what consideration you gave to discussing these underlying "key factors" in your MD&A disclosure. Please refer to Item 303 of Regulation S-K and Interpretive Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (December 29, 2003), available at http://www.sec.gov/rules/interp/33-8350.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or Norman Von Holtzendorff at (202) 551-3287 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director